Exhibit 12.1

Ingram Micro Inc. Computation of Consolidated Ratio of Earnings to Fixed Charges

	Twenty-six Weeks Ended June 30, 2012	Fiscal Year Ended

		December 31, 2011	January 1, 2011	January 2, 2010	January 3, 2009	December 29, 2007
Fixed charges:
Interest expense and amortized premiums, discounts and capitalized expenses related to indebtedness	$23,306	52,509	39,259	$28,177	$64,548	$75,495
Estimated interest within rental expense (A)	15,573	31,242	29,828	41,610	53,222	47,678

Total fixed charges	$38,879	83,751	69,087	$69,787	$117,770	$123,173

Earnings:
Income (loss) before income taxes	172,048	387,871	438,061	269,248	(382,138)	385,238
Fixed charges	38,879	83,751	69,087	69,787	117,770	123,173

Total earnings	$210,927	471,622	507,148	$339,035	$(264,368)	$508,411

Ratio of earnings to fixed charges	5.4	5.6	7.3	4.9	(B )	4.1

(A)	Interest is estimated at 33% of rental charges, which considers the mix of building and equipment rental and assumption of average debt service cost over the assumed life of the related property
(B)	Due to our loss in the year ended January 3, 2009, the ratio was less than 1:1. The deficiency in earnings necessary to achieve a 1:1 ratio was $382,138.